

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

<u>Via E-Mail</u>
Oscar Brito
President
Metrospaces, Inc.
888 Brickell Key Drive, Unit 1102
Miami, FL 33131

> **Re: Metrospaces, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2013**
> **File No. 333-186559**

Dear Mr. Brito:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

2. If you will use any graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4. If you use the prospectus before the effective date of the registration statement, please include the statements requested by Item 501(b)(10) of Regulation S-K.

5. Given the nature of the offering and the selling stockholders, this transaction appears to be a primary offering. Accordingly, please identify the selling stockholders as underwriters here and under Plan of Distribution on page 27. We refer you to Compliance and Disclosure Interpretation, Securities Act Rules Question 612.09.

6. We note that due to the limited trading of your securities on the Pink Sheets, you are unable to identify a recent market price or market on which the shares will be sold as required by Item 501(b)(3) of Regulation S-K. As such, please include a fixed price at which the securities will be offered by the selling stockholders and revise the fee table, plan of distribution, and elsewhere, as appropriate.

7. We note that the company appears to be quoted under "MSPC" on the OTC Markets Pink Sheets. We also note your reference to the symbols "WNDS" on the cover page and "STRP" on page 9. Please clarify here, in the Prospectus Summary on page 8, and under Plan of Distribution on page 27, the symbol under which the company's common stock will be quoted on the OTC Markets Pink Sheets.

Prospectus Summary, page 6

8. Please disclose in this section that you have pledged the shares of Urban Properties LLC to GBS and unless you are able to repay the amounts due on the Chacabuco project, the company may lose all or a significant portion of its interest in this project. The discussion should identify Urban Properties LLC, GBS and their affiliation with Mr. Brito.

9. Please include an organization chart which describes your corporate organization, pledge agreements, and the relationship, if any, between Messrs. Astrom and Brito and their affiliates with the Chacabuco, Los Naranjos 320 and Los Naranjos 450 projects.

Overview, page 6

10. Please revise the presentation to distinguish between the activities you have actually engaged in and your proposed future activities.

Our History—Prior to the Merger, page 6

11. You state on page 6 that you acquired Cyberoad after the termination of the receivership. On page 7, you state that from inception in 2007 until the Urban Spaces merger in 2012, the company was a shell company with nominal assets and operations. Please tell us whether you acquired any assets or operations when you acquired Cyberoad and the details of the termination of that business.

12. Please expand the discussion to explain the term "conversion under Delaware law." In addition, please discuss the consideration paid to acquire Cyberoad and to whom such consideration was paid.

13. Please clarify why the company issued the 475 million shares of common stock and 10 million shares of Series A preferred stock to Charette Corporation in January 2010. In addition, please explain how those shares came to be held by Richard Astrom on or before the closing of the Exchange Agreement in October 2012.

Our History—The Merger, page 8

14. Please expand the discussion concerning the private placement to indicate when the private placement occurred and how much of the $40,000 was cash consideration.

15. You state on page 8 that you will market the properties with your own sales force. On page 34, you state that you do not plan to have a sales staff. Please clarify your description on page 8 accordingly.

Risk Factors, page 9

16. Please consider presenting the risk factors in order of significance and priority to the company. In this regard, it would appear that risks such as lack of operating history, going concern opinion, current financial condition, and the fact you could shortly lose all of your assets as a result of pledge agreements should appear in the forepart of your risk factor section.

"Local currencies used in the conduct of our business…," page 10

17. We note the statement that "devaluation of currencies may have a negative impact on the ability of local businesses, including ours, to honor their foreign-currency-denominated debt…." Please expand your business section to discuss the extent of your foreign debt obligations and to describe your material financing arrangements.

"Political and economic conditions in Venezuela…," page 11

18. Please expand the discussion to describe the specific dollar limitation on the transfer of funds out of Venezuela and how this limitation may affect shareholders and your operations.

"If we incur losses, we may not be able to implement our business strategy…" page 16

19. Please revise the heading of this risk factor to reflect that you have a history of operating losses.

"Our share of Urban Spaces have been pledged…" page 17

20. Please expand this risk factor to include a discussion of the pledge of the UPLLC interests to GBS.

"Our business depends substantially on the continuing efforts…" page 17

21. Please expand this risk factor to discuss the risks associated with the fact that Mr. Brito has other full-time employment as managing partner of GBS.

22. We note your statement on page 46 that you believe Mr. Brito's compensation to be inadequate. Please include this information in this risk factor and include a discussion of the increased expense of a more competitive compensation program.

23. Please expand this risk factor or add a separate risk factor to address the risks associated with your need to identify, contract with, and retain independent project managers, sales agents, and other independent contractors local to your operations.

Selling Stockholders, page 26

24. Please expand your disclosure to describe the relationships any selling stockholder has had within the past three years with the company or any of its predecessors or affiliates, including those prior to the merger, and identify whether the selling stockholder is an affiliate of the company. In addition, please advise us of any relationships among the selling stockholders.

25. It appears the selling shareholders acquired the shares in a private placement for which they paid an aggregate of $40,000 in cash and which offering proceeds were paid to Richard Astrom in connection with the Exchange Agreement. Since Mr. Astrom and his relatives appear to have purchased more than 50% of the shares in the private placement, please explain the business purpose for the private placement.

Description of Securities—Common Stock, page 30

26. Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Business
The Chacabuco Project, page 32

27. Please revise your statement that the units have been fully paid for to clarify, if true, that GBS has paid for the units but that UPLLC has not.

28. Please expand the discussion to describe the extent to which you have made any preconstruction sales and the amount of deposits or other payments that have already been received.

29. Please file the agreement(s) governing the $750,000 owed, and the pledge of the UPLLC membership interests, to GBS as exhibits to the registration statement, as required by Item 601(b)(10) of Regulation S-K.

30. Please provide additional information concerning the project including, but not limited to:
   - When construction was started;
   - Who designed and constructed the project;
   - How the project was financed;
   - A brief description of the history of prior projects actually constructed and sold by GBS Partners and/or Mr. Brito;
   - Update the status of project completion and unit sales;
   - The identification of the principals of GBS Capital Partners Inc.;
   - The relationship, if any, of GBS Capital Partners and GBS Fund;
   - Please provide information concerning the neighborhood/community where the project is located including similar construction projects, if any;
   - The project's target market;
   - Please convert the dimension information into square feet or yards;
   - Please clarify whether the units are efficiencies, one bedrooms, etc.;
   - Tell us the number of stories in the building and the nature of any amenities;
   - Please reconcile the description of the size of the building lot with the size of the common areas;
   - Whether the nine units you are to receive are specifically identified, e.g. unit numbers, floors, front or rear location, etc. If not, how will the units be allocated to you;
   - The price range for the project's units and whether the nine units you have a right to have a range of list prices proportional to the number of units in the entire project;

- When and how you intend to sell the units you will receive and how potential conflicts with respect to the concurrent sale of GBS's units in the same project will be resolved; and
- Whether the projected $100,000 in excess of your cost is net of the cost of sales, fees, monthly charges, assessments, taxes, utilities, etc. If not, please expand the discussion to indicate the nature and extent of such expenses.

The Los Naranjos 320 Project, page 32

31. Please file the following agreements as exhibits to the registration statement, as required by Item 601(b)(10) of Regulation S-K:
    - the Alon-Bell Contract;
    - the assignment of the Alon-Bell Contract to UPLLC;
    - the subscription agreement with GBS Fund;
    - the assignment of the Alon-Bell Contract to GBS Fund; and
    - the agreement, or a form thereof, regarding the sale of the unit(s) and payments therefor.

32. Please state when GBS Fund was formed, identify the principals of GBS Fund, and state whether it currently has operations or projects other than the 320 project.

33. Please clarify Mr. Brito's relationship, if any, with Urban Properties, UPLLC, GBS Fund, and Alon-Bell.

34. Please provide additional information concerning the project including:
    - a description of the neighborhood/community where the project is located and the target market for the units;
    - the number of floors to be constructed;
    - property amenities; and
    - an update of unit sales and the receipt of funds from such sales.

35. Please reconcile the 600 square meters of lot size with the statement you anticipate 700 square meters of common areas, including parking and social areas.

36. We note the total estimated cost of the project is approximately $1.9 million. Please state whether this amount is exclusive of land costs.

37. We note the anticipated list price for all nine units is $3.5 million and that you have already sold one of the two penthouse units for $400,000. Please expand the discussion to indicate whether the sold penthouse was the 135 or 200 square meter unit and the list price of the remaining unit.

38. Please expand your disclosure to describe the material terms of, including the anticipated timing of payments under, the following agreements, and file these agreements as exhibits to the registration statement, as required by Item 601(b)(10) of Regulation S-K:

    - the agreement(s), if any, regarding any management promotional and other services you may provide to GBS Fund and the related increase in your investment in GBS Fund; and
    - any agreement(s) providing for the pre-completion sales and progress payments identified in your disclosure.

39. Please advise whether you have identified a lender for purposes of the $350,000 loan to finance this project and the anticipated timing of this financing.

40. Please expand your disclosure to describe the material terms of and anticipated timing of the anticipated GBS Fund financing, including your expected source of any funds you may invest in this financing.

41. Please clarify your statements that the qualification to do business in Venezuela and the required demolition and construction permits are routine matters or routinely granted.

42. Please clarify whether there is any relationship between the shareholders of Alon-Bell from whom Mr. Brito acquired shares and Mr. Brito and his affiliates. In this regard, we note the statement on page 33 that the land for the 450 project "is being acquired from a Venezuelan entity (independent from the entity that is developing the Las Naranjos 320 Project)…."

The Los Naranjos 450 Project, page 33

43. Please revise your disclosure to identify the entities selling and purchasing the land and any relationships between those entities and the company or any of its affiliates as well as the anticipated timing of the transaction(s).

44. Please advise whether you have identified any lender(s) for purposes of the $500,000 loan to finance this project.

45. Please clarify your statement that you expect construction to begin by the end of the first quarter of 2013 despite the fact that no contracts have been entered into and no permits sought.

Project Management, page 34

46. Please disclose whether you have identified a project manager for any of your three current projects and any other relationship he or she may have with the company or its affiliates.

Construction Materials, page 35
Labor, page 35

47. Please disclose whether the provisions you have identified as intending to include in your contracts are legally permissible in the jurisdictions in which you currently have projects planned or underway.

Warranty, page 35

48. Please reconcile the statements in this section that you will not be liable for construction defects in Argentina and Venezuela with the risk factor on page 20 pertaining to warranty and other claims.

Regulation, page 36

49. Please expand your discussion to describe the material effects that compliance with specific U.S. and foreign federal, state, and local laws governing your activities in the United States and in the jurisdictions in which you currently have projects planned or underway, including the process for obtaining required licenses and permits.

Liquidity and Capital Resources, page 38

50. We note the discussion on page 39 that you anticipate $650,000 in preconstruction sales and deposits over the next 12 months. Please clarify whether these funds will come from GBS' projects sales or projects independent of GBS. If the sales you are referring to are those of GBS, tell us upon what basis you anticipate access to such funds.

Market Price, Dividends and Related Stockholder Matters, page 41

51. We note the discussion concerning limited trading activity in your shares. Please expand the related risk factor disclosures to quantify the level of activity.

Directors, Executive Officers, Promoters and Control Persons, page 42

52. Please expand the description of Mr. Brito's experience to include the extent to which he has developed, constructed, managed and sold projects similar to those in which the company has an interest or proposes to undertake. Please identify by name, location and date the most prominent of such projects. If Mr. Brito does not have such prior expertise, please include a prominent risk factor to this effect.

Related Party Transactions
GBS, page 44

53. Please explain to us how GBS's lack of a security interest in the Chacabuco units or sale proceeds protects the company's interest in the project. It would appear that in the event UPLLC is unable to make the required payments, UPLLC's rights, and thereby the company's rights, to the Chacabuco units and any proceeds would transfer with the pledged membership interests.

54. Please expand the discussion to include the dollar amount of Mr. Brito's interest in the transaction. In this regard, we note the company is obligated to pay GBS $750,000 for nine units and the entire construction cost for the 26 unit project is estimated at $1.35 million.

55. Please identify any other relationships between the company or any of its affiliates and the remaining stockholders of GBS.

Involvement in Certain Legal Proceedings, page 44

56. Please delete the knowledge qualifier.

Security Ownership of Certain beneficial Owners and Management, page 46

57. Please delete the knowledge qualifier.

Interests of Named Experts and Counsel, page 50

58. Please expand your disclosure to describe Mr. Miller's interest in Fidelis Deposit Corporation.

Prospectus Back Cover

59. Please include a statement the outside back cover page of the prospectus advising dealers of their prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

Consolidated Financial Statements
Metrospaces, Inc.

General

60. Please provide the disclosures for real estate operations required by ASC 970 and Article 8-06 of Regulation S-X.

61. Please tell us where you have recorded occupancy expenses and any other expenses of operating your business paid for by your directors and executive officers. Please refer to SAB Topic 5:T.

Consolidated Statements of Cash Flows, page 55

62. Please revise to disclose information about noncash investing and financing activities. Please also confirm that the transactions disclosed under the supplemental disclosure of cash flows information did not result in cash receipts or cash payments.

Notes to Consolidated Financial Statements
Note 4 – Advance payment for Real Property, page 59

63. Please describe the authoritative guidance used to account for and determine the fair value of this asset and the related note payable at December 31, 2012. Please be sure to address how the right to acquire nine condominium units that are under construction in Venezuela meets the definition of an asset as outlined in FASB Statement of Concepts 6. Please also refer to ASC 970-340-25.

64. Please disclose the amount GBS Capital Partners paid for the condominium units and the method of payment. Please be sure to include a copy of the "right to purchase agreement" as an exhibit with your next amendment.

Note 5 – Investment in non-consolidated subsidiary, page 59

65. You account for a 26.32% investment in Promotora Alon-Bell, C.A. under the equity method. However, you did not recognize any equity income or loss from this investment in your statement of operations in 2012. Please revise your statement of operations to include the equity income or loss from this investment. Please also disclose your accounting policy for investments accounted for under the equity method.

Note 7 – Notes Payable – Related Parties, page 59

66. You disclose on page 59 that "The $260,000 promissory note payable to the prior president and sole director of the Company which bears interest at the rate of 0.24% and is due on August 13, 2013. This note is secured by a pledge of all of the shares of the Urban Spaces. This promissory note is subject to acceleration in the event of default and contains certain restrictive covenants, as defined in the agreement." Further, under your Related Party disclosures on page 43, you state "In the event that the Company were to default under the Promissory Note, Mr. Astrom would be entitled to foreclose on and sell the shares of Urban Spaces at a public or private sale and apply the proceeds of such sale to satisfy the Promissory Note. Inasmuch as all of our operations are conducted through Urban Spaces, the result of such sale would be that the Company would have no operations and the holders of its Common Stock would lose all or substantially all of their

investment." And under your risk factors disclosure on page 17, you state "The Company does not presently have funds sufficient to pay this promissory note and no assurance can be given that the Company will be able to obtain the funds necessary to pay it when it is due or at all." Please expand the "Liquidity and Capital Resources" section of your MD&A to provide a comprehensive discussion of this obligation and its risks to investors, including managements' specific plans to obtain the funds to assure the debt is timely paid on or before August 13, 2013. Further attest that Metrospaces is currently in compliance with all of the provisions of the pledge agreement and the promissory note attached as Exhibits 10.4 and 10.5.

GBS Capital Partners, Inc. and Subsidiaries and GBS Fund I, LLC
Financial Statements

67. Due to the significance of related party transactions and common management between these entities to Metrospaces, Inc., please provide separate audited financial statements of GBS Capital Partners, Inc. and Subsidiaries ("GBS") and GBS Fund I, LLC, a Florida limited liability company for the two years ending December 31, 2012. Refer to Articles 8-02 and 8-04 of Regulation S-X.

Proforma Financial Statements

68. Please provide proforma financial statements in accordance with Article 8-05 of Regulation S-X which should include detailed disclosure of the basis for adjustments made to affect the reverse merger.

Item 16. Exhibits and Financial Statement Schedules, page II-3

69. Please file a list of your subsidiaries as required by Item 601(b)(21) of Regulation S-K.

Expenses Relating to this Offering, page 149

70. Please revise the table to include your estimated expenses for your transfer agents' fees as required by Item 511 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities

71. With respect to the nine investors, please identify the specific consideration paid by each investor. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Oscar Brito
Metrospaces, Inc.
March 8, 2013
Page 12

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or Gustavo Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Gustavo Rodriguez for Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Barry J. Miller
        38275 Remington Park
        Farmington Hills, MI 48331